UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission file number: 001-41687

BITDEER TECHNOLOGIES GROUP

08 Kallang Avenue

Aperia tower 1, #09-03/04

Singapore 339509

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

INCORPORATION BY REFERENCE

This current report on Form 6-K is hereby incorporated by reference in the registration statements of Bitdeer Technologies Group (the “Company”) on Form F-3 (No. 333-273905, No. 333-278027, No. 333-278029, No. 333-280041, No. 333-283732 and No. 333-289855) and Form S-8 (No. 333-272858 and No. 333-275342), to the extent not superseded by documents or reports subsequently filed or furnished.

RESIGNATION OF DIRECTOR

Ms. Chao Suo has tendered her resignation as a member of the Company’s board of directors (the “Board”) and a member of the compensation committee of the Board, effective on July 31, 2026. Ms. Suo’s resignation was due to personal reasons and was not the result of any dispute or disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Ms. Suo will continue to serve the Company.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bitdeer Technologies Group

By:	/s/ Jihan Wu
Name:	Jihan Wu
Title:	Chief Executive Officer

Date: July 6, 2026

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